UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: September, 2008	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐          Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The following document is hereby filed with the Securities and Exchange Commission for the purpose of being and hereby is incorporated by reference as an exhibit to Registration Statement on Form F-10 (File Nos. 333-147767 and 333-145395) of Agrium Inc.:
1.	Statement of Eligibility of the Trustee on Form T-1.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: September 8, 2008	By:	/s/ Gary J. Daniel
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Statement of Eligibility of the Trustee on Form T-1